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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INNOVIVE PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
45774F105
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45774F105	13G	Page	2	of	10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). RA Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		1,467,917

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,467,917

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,467,917

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	45774F105	13G	Page	3	of	10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Richard H. Aldrich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,467,917

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,467,917

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,467,917

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	45774F105	13G	Page	4	of	10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Peter Kolchinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,467,917

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,467,917

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,467,917

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	45774F105	13G	Page	5	of	10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). RA Capital Biotech Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,442,082

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,442,082

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,442,082

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	45774F105	13G	Page	6	of	10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). RA Capital Biotech Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		25,835

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,835

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,835

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	45774F105	Page	7	of	10
Item 1.
(a) Name of Issuer: Innovive Pharmaceuticals, Inc. (the “Issuer”).
(b) Address of the Issuer’s Principal Executive Offices: 555 Madison Avenue, 25th Floor, New York, NY 10022.
Item 2.
(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by Richard H. Aldrich, Peter Kolchinsky, RA Capital Management, LLC, RA Capital Biotech Fund, L.P. and RA Capital Biotech Fund II, L.P., who are collectively referred to herein as the “Reporting Persons.” Mr. Aldrich and Mr. Kolchinsky (together, the “Managers”) are the managers of RA Capital Management, LLC (“Capital”), which is the sole general partner of each of RA Capital Biotech Fund, L.P. (“Fund I”) and RA Capital Biotech Fund II, L.P. (“Fund II”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 2 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b) Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 111 Huntington Avenue, Suite 610, Boston, MA 02199.
(c) Citizenship: Capital is a Massachusetts limited liability company. Each of Fund I and Fund II is a Delaware limited partnership. The Managers are U.S. citizens.
(d) Title and Class of Securities: Common stock, par value $0.001 per share (“Common Stock”)
(e) CUSIP Number: 45774F105
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4. Ownership
In the aggregate, the Reporting Persons beneficially own 1,467,917 shares of the Common Stock of the Issuer composed of 1,282,050 shares of Common Stock and the right to acquire within 60 days of this filing an additional 185,867 shares of Common Stock through the exercise of warrants dated April 24, 2007 issued to each of Fund I and Fund II, representing approximately 9.9 % of such class of securities. The Reporting Persons have the right to purchase an additional 455,158 shares of Common Stock pursuant to the terms of such warrant; however, pursuant to its terms, such warrants are not exercisable within 60 days of the date of this filing.

CUSIP No.	45774F105	Page	8	of	10
The beneficial ownership of each Reporting Person is as follows: (i) Fund I beneficially owns 1,442,082 shares of Common Stock composed of 1,259,486 shares of Common Stock and the right to acquire within 60 days of this filing an additional 182,596 shares of Common Stock through the exercise of a warrant issued to Fund I, representing approximately 9.7% of the class, (ii) Fund II beneficially owns 25,835 shares of Common Stock composed of 22,564 shares of Common Stock and the right to acquire within 60 days of this filing an additional 3,271 shares of Common Stock through the exercise of a warrant issued to Fund II, representing approximately 0.2% of the class and (iii) Capital, as the sole general partner of each of Fund I and Fund II, and Mr. Aldrich and Mr. Kolchinsky as the managers of Capital, each beneficially own 1,467,917 shares of Common Stock of the Issuer, which amount includes the right to acquire within 60 days of this filing an additional 185,867 shares of Common Stock through the exercise of the warrants issued to each of Fund I and Fund II, representing approximately 9.9% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 14,827,450 shares of Common Stock of the Issuer, representing the number of shares of Common Stock of the Issuer outstanding as of November 16, 2007, as reported in the Form 10-Q for the quarterly period ended September 30, 2007, plus the number of shares of Common Stock able to be acquired by the Reporting Persons within 60 days of this filing.
Each of Fund I and Fund II has the power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Capital, as the sole general partner of each of Fund I and Fund II, has the sole authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G. The Managers, by virtue of their position as managers of Capital, have the shared authority to vote and dispose of all of the shares of Common Stock reported in this joint statement Schedule 13G.
Item 5. Ownership of Five Percent or Less of a Class
Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
Item 9. Notice of Dissolution of Group
Not applicable

CUSIP No.	45774F105	Page	9	of	10
Item 10. Certification
By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	45774F105	Page	10	of	10
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2008

RA CAPITAL BIOTECH FUND, L.P.

By: RA Capital Management, LLC
General Partner

By: /s/ Richard H. Aldrich

Richard H. Aldrich
Manager

RA CAPITAL BIOTECH FUND II, L.P.

By: RA Capital Management, LLC
General Partner

By: /s/ Richard H. Aldrich

Richard H. Aldrich
Manager

RA CAPITAL MANAGEMENT, LLC

By: /s/ Richard H. Aldrich

Richard H. Aldrich
Manager

RICHARD H. ALDRICH

/s/ Richard H. Aldrich

PETER KOLCHINSKY

/s/ Peter Kolchinsky